# CLEARY, GOTTLIEB, STEEN & HAMILTON

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470

TELEPHONE
(212) 225-2000

FACSIMILE
(212) 225-3999

PIAZZA DI SPAGNA 15
00187 ROME

VIA FATEBENEFRATELLI 26
[redacted] LAN
UARE 2/3
COW
TOWER
ROAD
NG
KI BUILDING
KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013


04012913



Writer's Direct Dial: (212) 225-2014

February 18, 2004

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFBB's press releases, dated February 12, 2004, announcing (i) the Audit Committee resolution to recommend that shareholders of Banco Bilbao Vizcaya Argentaria, S.A. accept the public tender offer in Mexico for the remaining GFBB shares, and (ii) the availability of preliminary information memorandum on the Mexican Stock Exchange website.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Justo Chamas

dlw 2/19

Enclosures.
cc: Daniel Rodriguez Duran (w/o enclosures)

**GRUPO FINANCIERO BBVA BANCOMER INFORMS**

Mexico City, february 12, 2004. Grupo Financiero BBVA Bancomer, S.A. de C.V. (BMV "GFBB.B") has been informed that Banco Bilbao Vizcaya Argentaria, S.A. has made a preliminary information memorandum available on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V) website (www.bmv.com.mx) regarding the public tender for up to the total number of ordinary, nominative, representative shares of approxiamately 40.6% of Grupo Financiero BBVA Bancomer S.A. de C.V capital stock which it currently does not own at a price of $12.00 pesos (twelve pesos and zero cents) per share.

***This press release does not constitute an offer or solicitation of any kind of shares. The securities referred to in this press release may, if such is the case, be subject of an offer once the Mexican National Banking and Securities Commission authorizes its offer pursuant to the Mexican Securities Law.***

BBVA Bancomer

## EVENTO RELEVANTE

Ciudad de México, Distrito Federal a 12 de febrero de 2004; Grupo Financiero BBVA Bancomer, S.A. de C.V. (BMV "GFBB.B") comunica que ha tenido conocimiento que Banco Bilbao Vizcaya Argentaria, S.A. hizo disponible en la página de Internet de la Bolsa Mexicana de Valores, S.A. de C.V. (www.bmv.com.mx), el proyecto de Folleto Informativo relativo a la oferta pública de compra por hasta la totalidad de las acciones ordinarias, nominativas, representativas de aproximadamente el 40.6% del capital social de Grupo Financiero BBVA Bancomer, S.A. de C.V., de las que no es tenedor a la fecha, a un precio de $ 12.00 pesos (doce punto cero cero) Pesos Moneda Nacional (00/100) por acción.

Este comunicado no constituye una oferta o policitación sobre cualquier tipo de acciones. Los valores de que se trata no pueden ser, en su caso, objeto de oferta pública hasta que, en su caso, la Comisión Nacional Bancaria y de Valores autorice su oferta en los términos de la Ley del Mercado de Valores.

BBVA Bancomer

**GRUPO FINANCIERO BBVA BANCOMER INFORMS**

Mexico City, February 12, 2004. Grupo Financiero BBVA Bancomer, S.A. de C.V. (BMV "GFBB.B") informs that, regarding the intention of its majority shareholder Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), to launch a public tender offer in Mexico for the remaining Bancomer shares it currently does not own representing 40.6% of the Company's capital stock, announced on February 2, 2004, Bancomer's Audit Committee resolved, for greater transparency and objectivity and in accordance with best corporate practices, to engage Goldman, Sachs & Co. as Independent Expert to give its opinion on the Offer.

The Audit Committee resolved on February 11, 2004, to recommend that shareholders accept the Offer in light of the fact that it believes it is fair from a financial point of view, based on the work and studies of the Independent Expert, and subject to the Offer being launched under the same terms and conditions known as of such date.

***This press release does not constitute an offer or solicitation of any kind of shares. The securities referred to in this press release may, if such is the case, be subject of an offer once the Mexican National Banking and Securities Commission authorizes its offer pursuant to the Mexican Securities Law.***

## GRUPO FINANCIERO BBVA BANCOMER INFORMA

Ciudad de México a 12 de febrero de 2004. Grupo Financiero BBVA Bancomer, S.A. de C.V. (BMV "GFBB.B") comunica que, en relación con la intención de su accionista mayoritario, Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), de realizar una oferta pública de compra en México por hasta la totalidad de las acciones ordinarias, nominativas, representativas de aproximadamente el 40.6% del capital social de Grupo Financiero BBVA Bancomer, S.A. de C.V., anunciada el 2 de febrero de 2004, el Comité de Cumplimiento Normativo, Auditoría, Control y Disciplina de Grupo Financiero BBVA Bancomer, S.A. de C.V. resolvió, para mayor transparencia y objetividad de acuerdo a las buenas prácticas corporativas, contratar a Goldman, Sachs & Co. como Experto Independiente a fin de que emitiera su opinión respecto a la oferta.

Dicho Comité resolvió el 11 de febrero de 2004 recomendar a los accionistas que acepten la Oferta en virtud de que considera que el precio es justo desde el punto de vista financiero, en base a los trabajos y estudios de dicho Experto Independiente y sujeto a que la Oferta se realice en los términos y condiciones conocidos a esta fecha.

***Este comunicado no constituye una oferta o policitación sobre cualquier tipo de acciones. Los valores de que se trata no pueden ser, en su caso, objeto de oferta pública hasta que, en su caso, la Comisión Nacional Bancaria y de Valores autorice su oferta en los términos de la Ley del Mercado de Valores.***